Exhibit 99.1

Ecopetrol Announces Timing of the Third Quarter of 2017 Earnings Report and Conference Call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) announces that on November 7, 2017 it will release after markets close its financial and operating results for the third quarter of 2017. On Wednesday, November 8, Ecopetrol’s senior management will host two conference calls, in Spanish and in English, to review the results. Please below find the timing, telephone numbers and links to access the conferences:

Spanish Conference Call	English Conference Call
08:00 a.m. Col Time	9:30 a.m. Col Time

US Dial-in #: 1 (847) 619-6817	US Dial-in #: 1 (847) 619-6817
US Dial-in # (Free Toll): 1 (888) 427-2535	US Dial-in # (Free Toll): 1 (888) 427-2535
Local Colombia Dial-in #: 57 1 380 8041	Local Colombia Dial-in #: 57 1 380 8041
Local Colombia Dial-in # (Free Toll): 01 800 9 156 924	Local Colombia Dial-in # (Free Toll): 01 800 9 156 924
Passcode: 45935199	Passcode: 45935254

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link: http://web.meetme.net/r.aspx?p=12&a=UBUANbDYpEBviB

The earnings release, slide presentation and live webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

The replay of the calls will be available on Ecopetrol’s website (www.ecopetrol.com.co).

Bogotá D.C., October 31st , 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co